January 5, 2012

Zaldiva, Inc.

331 East Commercial Blvd.

Ft. Lauderdale, Florida  33334

Attention:

Nicole Leigh, Director

Robert B. Lees, Director

John A. Palmer, Jr., Director

Re:

Engagement to perform legal services for Zaldiva, Inc., a Nevada corporation (the "Company")

Ladies and Gentlemen:

Engagement

This letter will set forth the proposed terms of our firm's engagement to perform legal services in connection with a proposed transaction between the Company and Cygnus Internet, Inc., a Florida corporation ("Cygnus").  Under the terms of the proposed transaction, the Company will acquire all of the material assets of Cygnus, which consist principally of certain domain names, computer programs and code, and other intellectual property, in exchange for the issuance to Cygnus of common stock representing approximately 80% of the Company’s issued and outstanding common shares (the "Acquisition").  Our services will include the preparation of all required or necessary documentation to complete the Acquisition, including, but not limited to:

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an Asset Purchase Agreement for the acquisition of Cygnus’ assets;

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various consulting/employment agreements for Messrs. Lees and Olweean and Ms. Leigh;

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the filing of Articles of Amendment changing the Company’s name to “Cygnus Internet, Inc.” or such other name as the parties may agree;

January 5, 2012

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all necessary consents and minutes for the foregoing matters;

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the application for a new Cusip Number and trading symbol, as deemed necessary;

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all necessary correspondence with Standard Registrar & Transfer Company in connection with the issuance of the Company shares to be issued under the Asset Purchase Agreement;

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all Securities and Exchange Commission filings, including a Current Report on Form 8-K; Form D; Section 16(b) reports; Schedules 13D; and Schedule 14f-1, as deemed necessary; and

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all state blue sky filings.

Except as indicated below, these services will be performed for a flat fee of $20,000. Of this amount, we will ask that the Company pay a retainer of $7,500 upon execution of this letter agreement, together with the payment of all outstanding fees and costs as of January 4, 2012.  As indicated on the attached invoice, that amount totals $6,924.38 payable in cash (not including $2,500 in currently outstanding fees payable in common stock at $0.02 per share, per our prior agreement with the Company).  Therefore, a total payment of $14,424.38 will be payable upon execution of this letter. A second payment of $7,500 will be due on closing of the Asset Purchase Agreement.  We will accept payment of the final $5,000 in the form of “unregistered” and “restricted” shares of the Company’s common stock at $0.02 per share, or 250,000 pre-one-for-two reverse split shares.  This represents a 50% discount to yesterday’s closing bid price of $0.04 per share.  These shares will be issuable upon the successful completion of all of the above-referenced services.

Because we do not yet know the states in which the Company may need to make blue sky filings, the above fees will not include those filings.  Once we have determined which states will require such filings, we will bill a flat fee of $450 per state.  This fee will be payable, together with any associated state filing fees, at the time of filing.

For all purposes of this Engagement Letter and for all other future work, we will be paid at our hourly rates, which are: my father, Leonard W. Burningham, Esq., has an hourly rate of $450; my brother, Bradley C. Burningham, Esq., at an hourly rate of $165; and my hourly rate is $300 per hour. We will also bill our costs, in addition to the agreed upon fees, as follows: copy costs will be billed at $0.15 per page; and facsimiles are billed at $1.25 per page, with us paying the long distance charges; any required scanning for Securities and Exchange Commission filings is $4 per page; all other expenses such as Federal Express, other courier fees, filing fees and the like are billed at our cost.  Costs will be billed as we incur them, and will appear on our firm’s monthly invoices.

January 5, 2012

Conflicts of Interest

You should be aware that there is a substantial potential for a conflict of interest arising now or in the future with respect to the services that we are to render for the Company, including the following:

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I have agreed to accept a total of 125,000 pre-two-for-one reverse split “unregistered” and “restricted” shares of the Company’s common stock in payment for certain outstanding legal fees, although these shares have not yet been formally issued pending FINRA effectuation of the Company’s recent one-for-two reverse split in connection with its change of domicile to the State of Nevada.  Of this amount, I have agreed that 41,667 pre-reverse split shares will be issued in the name of my father, Leonard W. Burningham, Esq.  Based on the current number of issued and outstanding shares of the Company’s common stock, upon issuance these 125,000 pre-reverse split shares will represent approximately 0.7% of the Company’s total outstanding shares.

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I and my family will benefit substantially if the Acquisition is a success, by virtue of our holdings of common stock of the Company, and I believe that all of these securities will become "free trading" securities in mid-2012, at which point they will have been held in excess of six months.

We are not in a position to control any material decisions made by, between or among the Company, Cygnus and/or their respective stockholders; however, we could certainly influence decisions that are made.  We believe that we have always acted in good faith in these types of situations, and in accordance with our best judgment, and we do not believe that any material conflicts will arise.  If one does, we will immediately advise all parties; regardless, it is important that you have the opportunity to have independent counsel who may review our work and/or advice, and we would welcome any input in this respect.

As stated above, we may be paid a total of 250,000 “unregistered” and “restricted” pre-reverse split shares of the Company’s common stock as partial compensation for our services under the terms of this letter agreement.  These securities may have a substantial additional value, far in excess of the fees being paid to us hereunder.

We have performed, and intend to perform, the services that we have been engaged to perform for the Company in our customary and usual manner, without any regard for our personal interest in the Company.  It is our intention to utilize documents, forms and agreements that are substantially similar to the hundreds of other reorganization in which we have been involved as lawyers for others, and, to the extent possible, to ensure that our services will accomplish the goals of the parties.  We believe that Cygnus wishes to sell all of its material

January 5, 2012

assets, which consist principally of internet domain names, computer programs and code, and related intellectual property, to the Company in exchange for “unregistered” and “restricted” shares representing approximately 80% of the Company’s common stock, such that the Company’s operations will include those of Cygnus following the completion of the Acquisition.  It is our understanding that Cygnus wishes to accomplish this by the execution and closing of an Asset Purchase Agreement with the Company, which is a publicly-held corporation and which has quotations for its common stock on the OTC Bulletin Board, though there is no "established trading market" for the Company's securities.  The Company is a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to our knowledge, is "current" in the filing of all reports that it is required to have filed with the Securities and Exchange Commission (notwithstanding the Company’s recent filing of a Form 12b-25 Notification of Late Filing with respect to its Annual Report on Form 10-K for the fiscal year ended September 30, 2011).  To the best of our knowledge, the filings of the Company in the Edgar Archives are true and correct in every material respect.  Accordingly, we believe that the Company is a good candidate (based upon our knowledge and experience in similar types of transactions) through which the assets and current operations of Cygnus can be owned and conducted, respectively.  However, the Company wants to ensure that the technology that Cygnus has represented that it owns and on which the Company's Board of Directors has made a determination to complete the asset purchase, is owned by Cygnus and protected for the benefit of Cygnus, and subsequent to the closing of the asset purchase, for the benefit of the Company.  We are not intellectual property attorneys, and will make the closing of the Asset Purchase Agreement subject to usual and customary representations and warranties by Cygnus that it has valid ownership of all of its material assets and the legal authority to assign such assets to the Company.  The Company may wish to engage intellectual property counsel to review Cygnus’ assets and the Asset Purchase Agreement to ensure that it fully understands the nature and scope of these assets and their assignability under the terms of the Asset Purchase Agreement.  We urge you to do so.

Other reasons, though not believed to be exclusive, for having other counsel review the Asset Purchase Agreement and related documents and exhibits are as follows:

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Our interest in the Company, including our receipt of shares of common stock as partial compensation for our services hereunder, may give rise to an appearance of impropriety;

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Our interest in the Company may be taken into consideration in rendering advice, whether intentionally or not; and

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Our potential benefit due to any stock price appreciation that may occur as a result of the closing of the Acquisition.

January 5, 2012

Any questions you may have regarding the foregoing should be provided in writing and will be fully answered to your satisfaction.

If you in good faith approve of our engagement as outlined above, please sign and date below and facsimile your signatures on this Engagement Letter back to me.  Board approval alone should not mean that you should not have separate counsel too.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham

ACCEPTED:

ZALDIVA, INC.

Dated: ______________.

By /s/ Nicole Leigh

      Nicole Leigh, President

Consent of Directors

With his/her signature below, each of the undersigned directors of the Company hereby represents that s/he has read the foregoing Engagement Letter, waives any potential conflicts of interest, subject to the guidelines outlined, and agrees to be bound by its terms.

Dated: _______________.

/s/ Nicole Leigh

Nicole Leigh

Dated: _______________.

/s/ Robert B. Lees

Robert B. Lees

Dated:  JAN 6 2012.

/s/ John A. Palmer, Jr.

John A. Palmer, Jr.